Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Important Legal Information This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005, January 20, 2006 and February 27, 2006, an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Forward-Looking Statements This presentation contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge's operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters' rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge's and Inco's reports filed with the SEC. The forward-looking statements included in this presentation represent Inco's views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco's various SEC filings, including, but not limited to, Inco's Annual Report on Form 10-K for the year ended December 31, 2005.

Sandra Scott Director, Investor Relations

First quarter 2006 conference call and webcast

First quarter 2006 news release www.inco.com Investor Relations 416-361-7670

Conference Call/Webcast Bob Davies - financial update Peter C. Jones - operating results and outlook Peter Goudie - nickel market conditions Scott Hand - opening remarks

Housekeeping items News media and members of the public included on this webcast on a live, listen-only basis

This presentation contains "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. These statements include, among others, statements concerning our beliefs, plans, objectives, expectations, estimates and intentions. Forward-looking statements involve inherent risks and uncertainties which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution listeners not to place undue reliance upon these statements as a number of factors could cause our actual results to differ materially from those expressed in such forward-looking statements. These factors include, but are not limited to, the risks and factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission and each of the Canadian securities regulatory authorities, as well as in the Company's other public filings. Forward-looking statements are given only as of the date of this presentation. The company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements.

We define adjusted net earnings and adjusted net earnings per share as a calculation of net earnings that excludes items that, because of the nature, timing or extent of such items, we believe do not reflect or relate to our ongoing operating performance. Accordingly, the items that are excluded from this calculation would include asset impairment charges and write-downs in the value of assets, non-cash currency translation adjustments relating principally to liabilities that are not expected to be discharged or settled for a number of years, certain tax losses where the related benefits are not normally taken, income or other tax benefits or charges relating to the impact of currency translation adjustments, adjustments for tax rulings and other decisions, interpretations and determinations covering transactions which occurred or related to prior periods and for revaluation of recorded future tax liabilities due to changes in laws or regulations affecting future tax rates, interest income associated with tax refunds, project suspension and similar costs, including related project currency hedging gains and losses, adjustments to minority interests reflecting changes thereto due to subsequent events, losses or gains on debt retirements, strike expenses, and other gains and losses that do not reflect our ongoing operating performance. The determination of which items to exclude when calculating adjusted net earnings involves the application of judgment by us. Calculation of adjusted diluted net earnings per share reflects our outstanding warrants and employee and director stock options, LYONS, Convertible Debentures due 2023 and 3 1/2% Subordinated Convertible Debentures due 2052. The amount of dilution caused by these items is dependent on our level of earnings and the price of our common shares". "The adjusted net earnings reported have not been calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net earnings or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them.

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

All forward-looking statements exclude the impact of Inco's offer to acquire Falconbridge, unless otherwise stated

Scott Hand Chairman and Chief Executive Officer

Overview Nickel market is very healthy - demand is strong in virtually all areas Excellent progress in maximizing competitiveness and productivity of our nickel operations Strong financial position allows us to continue to grow low-cost production

First quarter 2006 adjusted net earnings * Not Canadian GAAP calculation: net income tax benefits, currency translation adjustments, unrealized losses on currency derivative contracts and for 2005 favourable adjustment relating to Goro's minority interest. 2006 2005 Net Earnings 2005 242 2006 200 Q1 2005 1.09 2006 0.9 Adjusted Net Earnings* ($ millions) Adjusted Diluted Net EPS* ($)

We met or exceeded our February Q1/06 production as well as sales premium guidance; unit cash costs were slightly above our H1/06 guidance Objective Production1 Nickel2 Copper PGMs Nickel unit cash cost of sales, after by-product credits3 Total Inco-mine production Inco premium Over LME cash price4 5-10 2.50-2.55 130-135 75 80 Result Q1/06 2.30-2.35 9 2.59 ? ? 135 78 86 ? ? ? 2.25 ? 1. millions of pounds, except for PGMs which are thousands of ounces 2. includes 30 million pounds of tolled nickel, with 6 million pounds in Q1 and 5-10 million pounds in Q2 3. dollars per pound; excludes material tolled through OMG 4. cents per pound

We're on track to meet or beat our February guidance for 2006 production, costs and premiums 2006 Objective 5-10 2.35-2.40 565 340 400 2.15-2.20 135-140 85 85 Q2/06 Objective 1. millions of pounds, except for PGMs which are thousands of ounces 2. includes 30 million pounds of tolled nickel, with 6 million pounds in Q1 and 5-10 million pounds in Q2 3. dollars per pound; excludes material tolled through OMG 4. cents per pound Production1 Nickel2 Copper PGMs Nickel unit cash cost of sales, after by-product credits3 Total Inco-mine production Inco premium Over LME cash price4 Objective 5-10 2.50-2.55 130-135 75 80 Result Q1/06 9 2.59 ? ? 135 78 86 ? ? ? 2.25 ? 2.50-2.55 2.30-2.35 2.30-2.35

Goro project Recent extensive vandalism and blockades of access roads To protect employees and contractors, temporarily stopped work at the site 200 of 1,600 personnel remain We are satisfied that authorities have taken measures required for a safe and secure workplace Will begin gradual restart of project on April 24 Strong government and public support for Goro Remain committed to demonstrating respect for, and sensitivity to, concerns of Melanesian people Have worked hard to earn local trust and support, and we will continue to do so Cost and schedule impacts still being assessed

Progressing well in terms of off-site engineering in Brisbane and building of 400 modules and preassembled units for the plant in the Phillipines Engineering was about 72% complete at end of Q1/06

Total escalated capital cost estimate for Goro of $1.878 billion at high end of plus 15% confidence level; includes $42 million in escalation Definitive estimate is due later this year Reviewing estimate in light of disruption

Existing operations Ontario Smelter complex We've started formal labour negotiations Current collective agreement covering about 3,100 unionized employees expires at the end of May 2006 Aim is to reach an agreement that is fair to our employees, while ensuring our business can be efficient and competitive in world markets

The nickel market is very strong and should remain so for some time to come

Financial position remains very good and we're generating strong cash flow

Inco's offer for Falconbridge antitrust regulatory reviews

Once we obtain remaining regulatory clearances, we can proceed with our offer for Falconbridge

? ? ? New Inco will be world's largest nickel and a leading copper company Product diversity Geographic diversity Project pipeline Financing capacity to grow ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

$350 million of annual synergies identified We're well prepared to succeed with our integration plan Synergies at operating and corporate levels $350 million run rate by mid-2008 (based upon June 30, 2006 completion of transaction) Over 75% run rate achieved by Q3/07 Estimated NPV of synergies > $2.5 billion after tax using a 7% discount rate Synergies are real and unique to our two companies Joint ventures nice in theory, but not in reality Synergies require major change in materials flow in Sudbury Basin and long-term commitments and investments achievable only through combination of Inco and Falconbridge Took us about two years to achieve copper refining agreement with Falconbridge we entered into in mid-2005 Need and want backing of our people - Steelworkers are very supportive of our deal, as are all levels of governments in Canada Inco's offer for Falconbridge

Bob Davies Executive Vice-President and Chief Financial Officer

First quarter 2006 adjusted net earnings * Not Canadian GAAP calculation: net income tax benefits, currency translation adjustments, unrealized losses on currency derivative contracts and for 2005 favourable adjustment relating to Goro's minority interest. 2006 2005 Net Earnings 2005 242 2006 200 Q1 2005 1.09 2006 0.9 Adjusted Net Earnings* ($ millions) Adjusted Diluted Net EPS* ($)

Key differences - Q1/06 as compared to Q1/05 adjusted net earnings Stronger Canadian dollar, negatively affecting cost Higher energy costs Higher interest expense Lower nickel prices Higher Inco-source deliveries Higher by-product credits

Inco-source and tolled nickel deliveries up 9%, higher Inco premium and lower LME cash nickel price Q1/05 Q1/06 East 6.97 6.72 West 38.6 North 46.9 Q1/05 Q1/06 6 East 119 130 West North 46.9 Nickel LME $ per pound Q1/05 Q1/06 Nickel premium/(discount) $ per pound Q1/05 Q1/06 East -0.02 0.09 West 38.6 North 46.9 0.09 (0.02) Inco-source and tolled nickel deliveries (millions of pounds) Tolled - 6 130 9%

2006 - over one year ($) Nickel 0.10/lb ? ? ? 0.14 0.12 Copper 0.10/lb ? ? ? 0.08 0.07 Palladium 50/oz ? ? ? 0.03 0.03 Platinum 50/oz ? ? ? 0.03 0.02 Cobalt 1.00/lb ? ? ? 0.01 0.01 Cdn$-US$* 0.01 ? ? ? 0.06 0.05 Oil 1.00/bbl ? ? ? 0.007 0.006 Natural gas 0.10/MM BTU ? ? ? 0.002 0.002 Basic EPS effect** * $0.05 operating impact, or $0.03 per pound of nickel produced **using 193 million shares ***using 223 million shares Our results are strongly leveraged to nickel and copper Diluted EPS effect***

Our realized copper prices during Q1/06 was above our Q1/05 realized price but below the Q1/06 average LME cash copper price since the sale of 46 million pounds of copper covered by derivatives fixed the maximum price realization to US$1.54 a pound Q1/05 Q1/05 East 1.48 1.53 West 38.6 North 46.9 Copper LME $ per pound Q1/06 Q1/06 East 2.24 2 West 38.6 North 46.9 Q1/05 Q1/06 Realized copper prices $ per pound

Commodity hedge positions for 2006 at March 31, 2006 Platinum hedges - 5% of production @$651/oz plus puts/calls for a further 17% of production @$688-to-$802/oz Natural gas hedges - 6% of 2006 usage at $7.09/MMBTU Oil hedges - 3% of 2006 usage at $44.50/barrel Copper hedges - 17.2 million pounds of Q2/06 production at $1.15-to-$1.54/pound - no hedges in place for H2/06

Income taxes Q1/06 adjusted effective tax rate: 35% 2006(e) adjusted effective tax rate: 34% - 70-80% current - 20-30% deferred

We are comfortable with current 2006 analysts' consensus diluted adjusted EPS estimate* * Average of 19 sell-side analysts' estimates at April 19, 2006 First Call: $3.86 a share

Current 2006 analysts' consensus commodity price assumptions and a CDN$0.85 Nickel* $ 6.71/lb Copper* 2.02/lb Palladium** 284.00/oz Platinum ** 984.00/oz CDN$/US$ 0.85 * First Call average of 19-20 sell-side analysts' estimates at April 19, 2006 ** London Bullion Market Association (LBMA) average of 19-20 analysts' estimates at January 2006 Year-to-date nickel price is $6.89/lb. "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

We have the financial strength needed to continue to grow * Substantial portion of convertible debt treated as equity Cash Position ($ millions) Debt-to-capitalization ratio Cash flow from Operations, before changes in working capital ($ millions) 1st Qtr 1076 958 751 04 05 958 1,076 Q1/06 1st Qtr 30 28 26 04 30%* 28%* 05 1st Qtr 1210 1187 303 04 1,210 1,187 Q1/06 05 Q1/06 26%*

Cash flow should remain strong in 2006 ? $0.10/lb in LME cash nickel price ? ? $27 million in after-tax cash flow 223 million diluted shares * Using First Call 2006 consensus nickel price of $6.71/lb, copper price of $2.02/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 ** Using 2006 guidance and year-to-date commodity prices: $6.89/lb nickel, $2.32/lb copper, $1,040/oz platinum and $295/oz palladium '03 '04 '05 06(e) 06(e) East 531 1210 1187 1470 1520 West North Cash flow from operations, before changes in working capital ($ millions) Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Capital expenditures ($ millions) *At $0.85 CDN Voisey's Bay Depreciation, and amortization Environmental Capex 07(e) 510 365 145 Amortization of Voisey's Bay purchase price** Goro Sustaining Capex 1,820* New Mines Development, PT Inco and Other Expansion 1,170 Discretionary Capex ** 2006 total Voisey's Bay amortization of purchase price including amount in inventory expected to be $145 million in 2006 50 120 368 315 67 391 344 1140 140 55 '05 '06(e) 06 365 90** 455 Q1/05 Q1/06 East 75 92 West 8 20 North 103 55 40 170 8 20 75 103 40 92 55 170 226 337

Inco's net capex funding requirements* 2006 - 2010 (millions of dollars) Goro** (after Girardin Act tax investor financing and with 21% partner, with Oct/04 restart) Voisey's Bay*** (after $100 million government support) Sustaining Capex Total 06-10 Total 941 590 1,205 4,175 * At $0.85 CDN-US exchange rate for 06, $0.77 for 07, $0.79 for 08, $0.79 for 09 and $0.78 for 10; excludes capitalized interest ** See assumptions for Goro project *** Reflects Phase 1 and Phase 2 capital 06 792 149 07 55 44 315 311 1,472 902 - 08 5 212 535 - 09 177 162 541 Environmental Capex 281 120 111 31 9 - 10 309 205 725 PT Inco expansion 244 57 109 75 3 - 10 New Mines Development and other Expansion related expenditures 659 83 113 109 162 192 Discretionary Capex 255 50 65 103 28 9

Peter C. Jones President and Chief Operating Officer

Our first quarter 2006 nickel unit cash cost of sales, after by-product credits, was $2.59 per pound Q1/05 nickel unit cash cost, after by-product credits $ 2.54 Plus/(minus): Higher Canadian $ 0.19 Increased energy costs 0.19 Greater spending for supplies 0.08 Higher employment costs 0.07 Favourable impact of higher production (0.04) Higher by-product credits (0.21) Lower costs for external feed (0.23) Q1/06 nickel unit cash cost, after by-product credits* $ 2.59 * Excludes material tolled through OMG

Nickel unit cash cost of sales, net of by-product credits ($ per pound) Q1/05 05 Q1/06 H1/06 H2/06(e) 06(e) East 2.54 2.65 2.59 2.5 2.2 2.35 West North 2.65 2.35-2.40* Inco mine source ore 2.59 2.54 Q1/05 05 Q1/06 06(e) East 1.85 2.15 2.25 2.15 West North 2.15 2.15-2.20* 2.25 1.85 Total unit cost, including external feed 2.20-2.25 2.50-2.55 * Using consensus commodity price assumptions

Q1/06 nickel production was 11% greater than Q1/05 due to higher production at operations and the tolled material (millions of pounds) (e) Estimated (a) Actual Q1/06 130-135(e) 135(a) 38 29 62 Ontario PT Inco Manitoba 122(a) 36 29 57 Q1/05 6 Tolled material

Voisey's Bay source material and very good performance at our refineries resulted in 9% production increase in Ontario Q1/05 Q1/06 2005 2006(e) Inco Mine-source 57 62 External Feed 180 185 Voisey's Bay 36 20 43 43 62 57 248 216 Q1/05 Q1/06 2005 2006(e) Voisey's Bay feed External feed Mine feed 9% 15% Ontario nickel production (millions of pounds) Commissioning of oxygen plant going well Three-week maintenance shutdown scheduled in July

Operational improvements and steady power supply led to increased production during Q1/06 at PT Inco Q1/05 Q1/06 2005 2006(e) Inco Mine-source 36 39 164 167 External Feed Voisey's Bay 38 36 167 Q1/05 Q1/06 2005 2006(e) 6% 2% PT Inco nickel production (millions of pounds) 164

Third hydroelectric facility at PT Inco will enable us to increase production capacity by 33% to 200 million pounds of nickel in matte annually by 2009 Larona River Lower annual cash costs by $0.10-to-$0.15 a pound Cut energy supply risk Major construction expected to begin middle of this year

Manitoba's Q1/06 production was in line with Q1/05; no maintenance shutdown planned in 2006 Q1/05 Q1/06 2005 2006(e) Inco Mine-source 29 29 External Feed 81 70 Voisey's Bay 26 10 40 40 29 29 120 107 Q1/05 Q1/06 2005 2006(e) Voisey's Bay feed External feed Mine feed 12% Manitoba nickel production (millions of pounds)

We produced 34 million pounds of nickel in concentrate at Voisey's Bay during the quarter Q1/06 2006(e) 2006(e) Inco Mine-source 34 120 External Feed 40 Voisey's Bay 43 83 120 34 Q1/06 2006(e) 2006(e) Ontario Manitoba Voisey's Bay nickel in concentrate production (millions of pounds) Finished production from Voisey's Bay feed (millions of pounds)

We've successfully completed a 15-day continuous and integrated campaign at demonstration plant at Argentia, Newfoundland Voisey's Bay Hydromet Demonstration plant 97-to-98% metal extraction in the autoclave

Our 2006 production forecast remains at 565 million pounds of nickel PT Inco Manitoba Ontario Voisey's Bay Q2/06(e) 2006(e) OMG 10 30 EX 30 MD 70 PTI 130 167 OD 185 VB 83 Goro 0 565 Source OMG Toll 135-140 External feed

Copper production (millions of pounds) Q1/05 67(a) Q1/06 75(e) 78(a) 2006(e) 340 Q2/06 85*(e) (e) Estimated (a) Actual 20 65 255 Voisey's Bay Concentrate Refined Copper Anodes * Includes 15 million pounds of copper in Voisey's Bay concentrate

PGM production (thousands of ounces) Palladium Platinum Other* Q1/05 Q1/06 80(e) 86(a) *Other includes rhodium, ruthenium and iridium (e) Estimated (a) Actual 112(a) 400(e) Q2/06 2006 Q3/06 Q4/06 115(e) 114(e) 85(e)

Peter Goudie Executive Vice-President, Marketing

Nickel prices over $17,000 per tonne for third time in three years $17,000 LME Cash Nickel Prices - 1979 to date $/tonne

Many commentators said nickel prices... Driven by speculation Driven by fund activity Little relationship to fundamentals And here we are again...

Nickel market is about fundamentals, nothing more, nothing less

2006 nickel outlook already exceeded expectations Outlook based on four key points: Strong rebound in global stainless production Tightening scrap market Exceptional non-stainless strength Limited nickel supply growth, low inventory level

LME nickel inventories have declined by 23% since February peak date LME stocks 1/3/2006 35994 1/4/2006 36162 1/5/2006 36516 1/6/2006 36756 1/9/2006 36660 1/10/2006 36660 1/11/2006 36366 1/12/2006 36216 1/13/2006 36354 1/16/2006 36282 1/17/2006 36330 1/18/2006 36288 1/19/2006 36372 1/20/2006 36378 1/23/2006 36516 1/24/2006 35964 1/25/2006 36030 1/26/2006 36816 1/27/2006 36930 1/30/2006 37020 1/31/2006 37152 2/1/2006 37218 2/2/2006 36822 2/3/2006 36803 2/6/2006 37038 2/7/2006 36972 2/8/2006 36762 2/9/2006 36606 2/10/2006 36186 2/13/2006 35778 2/14/2006 35688 2/15/2006 35604 2/16/2006 35082 2/17/2006 35082 2/20/2006 35166 2/21/2006 35208 2/22/2006 34812 2/23/2006 34614 2/24/2006 34788 2/27/2006 34686 2/28/2006 34728 3/1/2006 34218 3/2/2006 34254 3/3/2006 33960 3/6/2006 34044 3/7/2006 34794 3/8/2006 34368 3/9/2006 34170 3/10/2006 34290 3/13/2006 34266 3/14/2006 34152 3/15/2006 33816 3/16/2006 33540 3/17/2006 33768 3/20/2006 32886 3/21/2006 32820 3/22/2006 32250 3/23/2006 32400 3/24/2006 32334 3/27/2006 32538 3/28/2006 32604 3/29/2006 32826 3/30/2006 32568 3/31/2006 32100 4/3/2006 31782 31782 4/4/2006 31668 31668 4/5/2006 31170 31170 4/6/2006 30414 30414 4/7/2006 29430 29430 4/10/2006 28896 28896 4/11/2006 28728 28728 4/12/2006 28686 28686 4/13/2006 28218 28218 4/18/2006 28596 28596 LME Inventories - 2006 YTD tonnes

Quarterly World Stainless Steel Production 2003-2006 000s of tonnes date WORLD TOTAL Q1 5635.153435 Q2 5822.239665 Q3 5371.487225 Q4 5872.23683 Q1 6050.375507 Q2 6206.381717 Q3 5940.455801 Q4 6416.157314 Q1 6585.225437 Q2 6491.771879 Q3 5475.189556 Q4 5782.836 Q1 6395 2003 2004 Stainless steel production has had a sharp recovery from Q4 levels with output rising in all regions; 2006 stainless steel production forecast increased to 8.2% from 7.1% 2005 Q1/06 production up an estimated 11% from Q4 levels; growth of more than 600 kilotonnes Q1/06 change vs Q4 level: China +19% USA +12% West Europe +13% Korea/Taiwan +5% Japan +3% Higher austenitic ratio and lower scrap ratio means nickel demand from stainless +13% versus Q4/05 2006

Stainless forecast production increased, higher austenitic ratio, lower scrap ratio * Includes Chinese private mills ** Nickel-containing stainless Scrap ratio falls, as production increases World Total (000s of tonnes) 2003 2004 2005(e) 2006(e) Stainless Production* 22,701 24,613 24,335 26,325 (% Change) 9.1% 8.4% -1.1% 8.2% Austenitic Ratio** 77.3% 76.7% 74.9% 75.9% Scrap Ratio 44.7% 47.8% 49.3% 47.2% Primary Nickel 804 797 732 837 Nickel in Scrap 650 731 711 750 14% increase Scrap growth of 5% Moving higher China* up 1,200kt Western world up 500kt Forecast raised in line with stronger recovery

ORDERS Q1 389.6 Q2 314.4 Q3 400.2 Q4 433.9 Q1 553 Q2 361 Q3 278.3 Q4 312.6 Q1 394.7 Q2 325 Q3 351.6 Q4 422.3 Q1 633.6 Orders (000s of tonnes) Quarterly German stainless orders Stainless steel orders are rebounding sharply orders Q1 426.885 Q2 395.12 Q3 420.667 Q4 451.103 Q1 471.588 Q2 432.018 Q3 422.171 Q4 437.775 Q1 427.249 Q2 366.79 Q3 351.947 Q4 397.924 Q1(e) 450 Quarterly Japanese stainless orders 2003 2004 2005 2006 2003 2004 2005 2006 +50% quarter-over-quarter +60% year-over-year +13% quarter-over-quarter +4% year-over-year Orders (000s of tonnes)

Austenitic* ratios have moved higher since bottoming in Q3 2005 - we've increased our forecast to about 76% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1(e) WW Demand 243.107 260.017 258.083 253.21 278.757 317.262 311.493 336.584 341.743 340.241 417 402 395 China 19.225 21.725 23.679 31.374 23.907 25.708 28.4 30.49 32.752 33.417 World quarterly austenitic ratio 2003-2006 2003 2004 2005 2006 * nickel-containing stainless steel

Scrap market has tightened in line with expectations - scrap ratio falling, price discounts narrowed Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1(e) WW Demand 243.107 260.017 258.083 253.21 278.757 317.262 311.493 336.584 341.743 340.241 417 402 395 China 19.225 21.725 23.679 31.374 23.907 25.708 28.4 30.49 32.752 33.417 World quarterly nickel-containing stainless steel scrap ratio 2003-2006 2003 2004 2005 2006 Scrap prices have tightened - discounts have narrowed to 92-96% of LME

China Korea Taiwan YTD 2005 28.379 51.39 33.188 YTD 2006 26.798 52.978 16.391 000s of tonnes Scrap imports YTD 2006* EXPORTS J 23.358 F 23.299 M 30.712 A 32.902 M 28.502 J 36.317 J 24.49 A 20.339 S 26.582 O 25.022 N 23.875 D 26.872 Russia scrap exports 2005 * All YTD February data, except Taiwan - YTD January Lower stainless scrap imports into South Korea, Taiwan and China; Russia stainless scrap exports easing from H1/05 000s of tonnes

Non-stainless nickel demand forecast at record level in 2006 000s of tonnes 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06(e) WW Demand 243.107 260.017 258.083 253.21 278.757 317.262 311.493 336.584 341.743 340.241 417 402 395 414 411 China 19.225 21.725 23.679 31.374 23.907 25.708 28.4 30.49 32.752 33.417 High nickel alloys - aerospace, industrial gas turbines, energy, oil and gas Specialty products - hybrid electric vehicles, batteries, powder metallurgy Plating - some substitution World non-stainless nickel demand 1990-2006(e) +6%

2004(e) 2006(e) Production 1257 1289 Top 3 50 World Nickel Production 1,339 kilotonnes 2005 Production Nickel production increase will be limited in 2006 as industry again strives to operate at capacity 000s of tonnes Risk of disruptions: Strikes, labour unrest Slow restarts Feed shortages Extended maintenance Inclement weather Ramp-up delays

World Nickel Supply/Demand Balance All figures in 000s of tonnes 2006 forecast deficit increased due to higher stainless production and increased nickel requirements

Low risk of H2/06 half weakness Lower stainless inventories More economic momentum

Inventories J 800.6052519 F 793.305204 M 800.1052487 A 798.0052349 M 790.5051857 J 779.5051135 J 778.9051096 A 756.6049633 S 736.1048288 O 724.704754 N 698.7045835 D 691.3045349 J 681.2044687 F 673.0044149 000s of tonnes US Service Centre Stainless inventories Stainless steel inventories have fallen from their 2005 peaks inventories J 87 F 110 M 113 A 112 M 118 J 116 J 100 A 86 S 84 O 83 N 88 D 74 J 60 F 69 M 74 A 69 Key Chinese Stockist Stainless Inventories 2005 2006 2005 2006 Decline of 40% Decline of 120 kilotonnes 000s of tonnes

The OECD leading indicator continues to signal that "moderate expansion lies ahead"; the 6 month rate of change has risen for 10 consecutive months Note: OECD area (29 countries countries) ,excludes China OECD Area: Industrial Production & Leading Indicator 1995-2006 by month OECD % change year-over-year OECD Leader % change 6 months smoothed OECD IP long-term trend 1995 6.3 1.9 2.2 1995 5.9 0.1 2.2 1995 5.2 -1.3 2.2 1995 5 -1.8 2.2 1995 4.5 -1.5 2.2 1995 3.9 -0.9 2.2 1995 3.2 0.1 2.2 1995 3.5 1 2.2 1995 2.8 1.4 2.2 1995 2.1 1.6 2.2 1995 2.2 1.9 2.2 1995 1.9 2.2 2.2 1996 1.8 2.6 2.2 1996 1.8 3.3 2.2 1996 1.9 4.4 2.2 1996 1.4 4.6 2.2 1996 2.4 4.8 2.2 1996 2.5 4.7 2.2 1996 3 4.2 2.2 1996 2.6 4.2 2.2 1996 3.3 4.3 2.2 1996 3.6 4.5 2.2 1996 3.4 4.5 2.2 1996 3.1 4.4 2.2 1997 4 4.2 2.2 1997 4.6 4.5 2.2 1997 5.1 4.5 2.2 1997 5.4 4.5 2.2 1997 5 4.9 2.2 1997 5.6 4.9 2.2 1997 6.1 4.8 2.2 1997 5.7 4.8 2.2 1997 5.4 4.3 2.2 1997 6 3.6 2.2 1997 5.3 3 2.2 1997 5 2.1 2.2 1998 4.8 1.5 2.2 1998 4.2 1.6 2.2 1998 3.4 1.6 2.2 1998 2.9 1.2 2.2 1998 2.7 0.4 2.2 1998 1.8 -0.1 2.2 1998 1.2 -0.6 2.2 1998 1.2 -1.3 2.2 1998 1.4 -1.8 2.2 1998 0.9 -1.4 2.2 1998 0.8 -0.1 2.2 1998 0.3 1.5 2.2 1999 0.8 2.7 2.2 1999 0.9 3.6 2.2 1999 1.6 4.6 2.2 1999 1.6 5.6 2.2 1999 2.3 6 2.2 1999 2.7 6.5 2.2 1999 3.3 6.7 2.2 1999 3.6 6.8 2.2 1999 3.7 6.9 2.2 1999 4.1 6.7 2.2 1999 5.2 6.7 2.2 1999 6.1 6.9 2.2 2000 5.2 6.7 2.2 2000 5.6 5.8 2.2 2000 5.6 5.1 2.2 2000 6.4 4.2 2.2 2000 6.4 3.2 2.2 2000 6 2.1 2.2 2000 5.8 1.3 2.2 2000 5.8 0.4 2.2 2000 4.8 -0.4 2.2 2000 4.6 -1 2.2 2000 4.1 -2.2 2.2 2000 3.4 -3.2 2.2 2001 2.6 -4.1 2.2 2001 1.7 -4.6 2.2 2001 0.3 -4.8 2.2 2001 -1 -4.2 2.2 2001 -2 -3.1 2.2 2001 -2.3 -2.1 2.2 2001 -3.5 -1.8 2.2 2001 -3.5 -1.9 2.2 2001 -3.9 -2.3 2.2 2001 -4.8 -2.1 2.2 2001 -5.5 -0.7 2.2 2001 -5.3 1.3 2.2 2002 -3.8 2.9 2.2 2002 -3.3 4.6 2.2 2002 -1.9 5.9 2.2 2002 -0.8 6.7 2.2 2002 0 6.5 2.2 2002 0.4 5.2 2.2 2002 1.5 3.6 2.2 2002 1.3 2.3 2.2 2002 2.2 1.6 2.2 2002 2.7 1 2.2 2002 3.3 1.1 2.2 2002 2.7 0.9 2.2 2003 2.9 0.4 2.2 2003 2.4 -0.4 2.2 2003 1.6 -0.8 2.2 Latest data available: Leading Indicator Feb-06 IP Feb-06(e) Latest month indicates positive signals from the G7 economies % change 2005 2006

Global stainless steel production will accelerate this year as multiple expansions start up Anticipating well over 3 million tonnes of new stainless capacity from China this year, mostly in H2/06 Chinese capacity coming on line this year include: Taiyuan 1,500 kilotonnes LISCO (JV) 800 kilotonnes POSCO (JV) 600 kilotonnes Private mills ~1,000 kilotonnes

In medium-term, nickel and stainless steel to benefit from multiple trends

Boeing Airbus Regional Military Nickel Demand 95 256 123 100 96 269 126 104 97 374 182 108 98 552 229 105 99 620 294 114 00 489 311 124 01 527 325 325 99 121 02 381 303 300 152 108 03 281 305 308 194 102 04 285 320 309 264 114 05(e) 320 360 260 277 126 06(e) 385 400 225 261 133 07(e) 405 420 225 285 08(e) 440 440 220 240 09(e) 470 450 240 251 Number of aircraft deliveries Jet aircraft build schedule* and annual nickel in high-nickel alloys demand The growth in aerospace drives demand for high-nickel alloys; continued demand growth in 2006 and beyond * Source: Airline Monitor Nickel Demand

Japan Korea Taiwan China japan-yr korea-yr taiwan-yr china-yr 0 0 0 0 1950 1960 1960 1984 1 0 0 0 1951 1961 1961 1985 2 0 0 0.2 1952 1962 1962 1986 3 0 0 0.2 1953 1963 1963 1987 4 0 0 0.2 1954 1964 1964 1988 5 0.1 0 0.3 1955 1965 1965 1989 6 0.2 0 0.2 1956 1966 1966 1990 7 0.3 0 0.2 1957 1967 1967 1991 8 0.4 0 0.3 1958 1968 1968 1992 9 0.6 0 0.4 1959 1969 1969 1993 10 0.6 0 0.5 1960 1970 1970 1994 11 0.7 1 0.6 1961 1971 1971 1995 12 0.6 1.3 0.8 1962 1972 1972 1996 13 0.7 1.9 0.9 1963 1973 1973 1997 14 0.6 1.8 1.1 1964 1974 1974 1998 15 1.9 0.5 1.7 1.3 1965 1975 1975 1999 16 2.1 1.6 2.8 1.4 1966 1976 1976 2000 17 2.1 3.2 3.1 1.8 1967 1977 1977 2001 18 3 2.6 4.2 2.5 1968 1978 1978 2002 19 4.2 3.2 3.8 3.23 1969 1979 1979 2003 20 4 3.8 4.5 3.6 1970 1980 1980 2004 21 4.5 4 4.3 4.3 1971 1981 1981 2005 22 5.1 2.8 4.7 1972 1982 1982 2006 23 5.4 3.7 5.3 1973 1983 1983 2007 24 6.7 5.2 6.2 1974 1984 1984 2008 25 9.2 5.7 5.8 1975 1985 1985 2009 26 7.1 10.8 9.7 1976 1986 1986 2010 27 7.4 9.5 11 1977 1987 1987 2011 28 9.3 11 10.6 1978 1988 1988 2012 29 8.2 11 11.1 1979 1989 1989 2013 30 6.4 10.3 10.2 31 7.4 10.1 19 32 7.3 10.7 20.9 33 7.3 13.2 26 34 9.2 14.8 28.6 35 9.2 17.3 32.9 36 8.1 15.9 34.2 37 9 17.6 35.9 38 9.8 11.4 30 39 10.6 18 38.5 40 11.2 18.6 35.2 41 10.6 18.6 29.6 42 12.1 20.9 31.5 43 14 kilograms per capita Stainless demand per capita (kg) Taiwan Korea Japan China Number of years from beginning of period Japan-1950, Korea, Taiwan-1960, China-1984 China will likely need about 9 kilograms/capita of stainless steel by 2009 translating into 6 million tonnes of additional annual stainless steel or 180,000-240,000 tonnes of primary nickel 2005 - Chinese stainless 4.3 kg per capita consumption 5.6 million tonnes demand 1984+25-26 years=2009-2010

Big increases in Chinese stainless steel demand will require big increase in stainless capacity and nickel production Goro, Ravensthorpe, Onca Puma & Vermelho needed on-time All of stainless capacity expansion coming on- line in China will be required

Nickel prices already moved earlier in cycle - third time in three years over $17,000; already over 100 kilotonnes of substitution 2002 2003 2004 2005 Projected (f(IP)) 1244 1302.468 1392.338292 1471.701575 Actual 1244 1326.104 1344.669456 1360.805489 Using G7+Asia IP growth 2003: 4.7% 2004: 6.9% 2005e: 5.8% 2005 nickel demand should have grown to 1,471 kilotonnes - assuming nickel demand continued to grow along with industrial production The gap between actual demand of 1,360 kilotonnes in 2005 and the projected (based on IP) demand of 1,471 kilotonnes is ~100 kilotonnes Source: Inco estimates World Nickel Demand Actual Demand vs Projected Demand (function of Industrial Production) 000s of tonnes 2002 Actual 1,244 kilotonnes 2005 Actual 1,360 kilotonnes 2005 Projected 1,471 kilotonnes

Further substitution (which will be required because underlying nickel demand growth> supply growth) will occur only if nickel prices rise to new levels or stay at these levels on a sustained basis

Source: Consensus Forecasts, April 10, 2006 ; * Inco calculation Note: Strong potential for Chinese IP growth to exceed consensus forecast of 15.1% IP Growth Forecasts % Change year-over-year Solid global industrial production growth expected in 2006 and in 2007 2003 2004 2005e 2006(e) 2007(e) G7* 0.6 3.5 2.1 3.2 2.7 USA 0.6 4.1 3.2 4.0 3.5 Japan 3.3 5.2 1.7 3.6 2.2 Big 4 Europe* -0.3 1.6 0.5 1.8 1.6 Asia (excluding Japan)* 12.2 13.0 12.2 11.7 10.9 Thailand 13.9 11.0 9.2 7.2 7.3 South Korea 4.9 10.2 5.9 8.8 7.3 Taiwan 7.4 10.5 4.0 6.7 5.8 India 7.0 8.2 8.3 8.0 8.0 China 17.0 16.7 16.4 15.1 13.8 Total of (G7 + Asia)* 4.7 6.9 5.8 6.4 5.8

Stainless steel prices continue to increase, but are still lower than recent peaks in 1995 and 2004 $/tonne Stainless Steel Transaction Prices* Monthly 1994-2006 Based on transaction prices for CR 2mm 304. Source: CRU 2006 prices based on announced base price increases and expected alloy surcharge increases Grade 304, 2mm 94 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 95 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 96 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 97 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 98 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 99 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 00 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 01 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 02 Feb Mar

Austenitic* stainless steel very competitively priced against other materials during Q1/06 $/tonne 304 stainless (China) LME Copper LME Aluminum Galvanized Steel WW Demand 1946 4944.29 2420.49 China 19.225 Comparison of average Q1 2006 prices * nickel-containing

Nickel prices now much less expensive relative to other materials such as aluminum and copper Jan 2004* May 2005* YTD Apr 2006* WW Demand 243.107 China 19.225 Jan 2004* May 2005* YTD Apr 2006* WW Demand 243.107 China 19.225 6X 5X 3X 9X 10X 7X Nickel Price vs. Copper Price (Monthly Averages) Nickel Price vs. Aluminum Price (Monthly Averages) * Months nickel price averaged over $17,000/tonne or $7.70/pound

Improvement in relative pricing of nickel to other materials will make substitution more difficult Ability to get same quantity of substitution will require even higher prices or more sustained period at current levels

Conclusion 2006 started more strongly than anticipated Next few years, market remains tight due to limited supply response This market is about fundamentals Here we are again...

Scott Hand Chairman and Chief Executive Officer

Conclusion Met targets for production and price premiums Operations had an excellent quarter Will begin gradual restart of Goro on April 24 and working to get project back on track Increasing low-cost production, earnings and cash flow Very strong nickel market fundamentals Strong financial position Impressive cash generation Great future with our acquisition of Falconbridge

Supplemental

Q1/06: $3.94/lb 2006*(e): $3.94/lb Earnings breakeven, on LME cash nickel basis * Primarily due to impact of increased depreciation and higher interest expense in 2006